Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The following contains the transcript of a conference call for analysts on June 2, 2006, with remarks by Gokul V. Hemmady, Vice President and Chief Financial Officer of ADC Telecommunications, Inc.

FINAL TRANSCRIPT

Thomson StreetEvents™

Conference Call Transcript

Event Date/Time: Jun. 02. 2006 / 9:55AM ET

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference
CORPORATE PARTICIPANTS
John Anthony
Cowen & Co. — Analyst
Gokul Hemmady
ADC Telecommunications, Inc. — CFO
PRESENTATION

John Anthony - Cowen & Co. — Analyst
Good morning, everybody. I’m John Anthony. I cover communications infrastructure for Cowen & Co. With us today is ADC, which obviously this is — could not have been more timely given the announcement from a couple of days ago that ADC is going to be merging with Andrew. So, with us today is Gokul; and I don’t want to butcher your last name, but how do I pronounce your last name? Hemmady. Gokul Hemmady, Chief Financial Officer of ADC. Thank you very much for making the journey, especially on a Friday, and especially since you guys have, obviously, been very busy in the last few weeks. They’ve agreed to do an interview format. And quite frankly, I’m probably going to open it up to the floor since I would imagine there are going to be a lot of questions regarding the ADC/Andrew merger. I’m also going to abandon my original line of questioning since we have some other things to talk about. I guess one of the first things I want to ask you about the merger of Andrew is — why now?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I think it’s fair to say, John, that we stated our strategy three years ago to become the leader in global network infrastructure. And we took several steps in that direction, invested organically, made acquisitions of KRONE, FONS, all in that direction. Getting to a lot of (indiscernible) and having market leading positions in the (indiscernible) infrastructure space. It’s fair to say that we’ve been looking at the wireless infrastructure space for some time, so it’s not a new (indiscernible); it’s not necessarily an opportunistic part; it’s been within our strategy for some time. And so why now is only a question of some of these inorganic things are not completely within our control, and so we felt that now was the right time, that it was not a thought that came to us in the last 60 days. It’s a strategic thought we’ve been having for some time, and we looked at several assets in this case. And we made this decision at this point, because it was the right time.

John Anthony - Cowen & Co. — Analyst
Is there any opportunity for you to divest any of Andrew’s assets? Is there a thought process behind doing that? Or are you effectively looking to take all of Andrew’s businesses and integrate them into your own?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
That’s a good question. I think that is, clearly, work in progress, so I’m not — we have had some initial thoughts on where that might go as far as, you know, divesting any certain product lines, business units, or even rejecting [revenue] that don’t meet our criteria of gross margin goals. Our initial (indiscernible) we believe that that can be done. We will look at that more seriously as we get into the planning stages and in the (indiscernible) first few days of closing. But I think it’s fair to say that just from a philosophical and cultural perspective, I think Andrew was quite focused on top-line growth, as most companies are. But I think ADC’s philosophy over the last year, as you know, we’ve divested a lot of business units, we’ve divested product lines, and we’ve been very aggressive in not taking on revenues that don’t meet our gross margin criteria or our operation margin criteria. And I think we’re going to look at that very, very seriously, as far as the assets we will acquire from Andrew, and we believe that we can improve our operating margin performance based on that.

John Anthony - Cowen & Co. — Analyst

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference
Although I didn’t have a tremendous amount of time to follow up after the announcement, one of the initial comments and some of the feedback I got from some of your customers, your wireless customers, is that this deal will allow you to really leverage Digivance in a lot of respects. First of all, do you agree with that statement? Secondly, is this acquisition or merger in any way going to allow you to bundle Digivance, and how do you view kind of Digivance now as it relates to Andrew’s wireless business?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I think we absolutely agree that we can — that the potential for Digivance has just expanded with this combination. I think we already view Digivance as a very good product. We’ve got good traction with both Verizon and Nextel, as you’ve seen in 2005. In the first half of 2006 we are off to a little bit of a low start — a slow start, but we expect that to gain momentum in the second half.
We view the potential market for Digivance, which is our distributed antenna system product, as being (indiscernible) $100 million. We did about 50 million in ‘05. We believe that customers will say, ADC, you’re not a very big player in wireless. You have a good solution that makes a lot of sense. You’ve been able to change our mindset on how traditional cellular architects are — architecture is built with the base station (indiscernible) concept, which is a big value proposition in terms of lower OpEx, lower CapEx, but we would rather have a second layer coming to the market before we deploy it on a much larger scale. And I think this combination really has convinced our customers that we are very relevant in wireless, and therefore expands the potential market size for us in (indiscernible) opportunity for us in Digivance. So I do agree that this certainly makes (indiscernible) quite considerably.

John Anthony - Cowen & Co. — Analyst
Along the same lines, I guess one of the things that I’m curious here — Andrew has a different sales structure, obviously, than do you. Are there — and not to put you in a precarious position since you, obviously, have to respect the customers of Andrew — but are there — and the relationships with Andrew — but do you see any opportunities for you to take the ADC sales strategy and the ADC sales channels and kind of apply it to some of the more traditional ways that Andrew has been doing business as it relates to how you sold Digivance?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I’m not sure exactly what you mean by Andrew’s sales structure is different from ADC’s. It’s different in the sense that [30]% of Andrew’s revenues do come from OEMs. A very small portion of ADC’s revenues come from OEMs. So to that extent, there are different philosophies, as you said, to OEMS or to carriers. So as we go into the combined company, we have to be very sensitive to those two different philosophies. We do believe that over a longer period of time, you’ve seen that with Project Lightspeed with AT&T, where somebody like Alcatel is playing a big role. And we have to have great relationships with Alcatel even on the wireline side. So over the longer period of time, I think, even on the wireline side, OEMs become a much bigger factor, sort of. And relationships with our customers will continue to be very important. I think that’s the case also with Andrew in the relationships with the OEMs, as well as end customers. So we feel that over a longer period of time, from a (indiscernible) market perspective, (indiscernible) structures and philosophies are quite synergistic.

John Anthony - Cowen & Co. — Analyst
And from the standpoint of looking at the Andrew customer base and looking at your customer base, certainly while it’s — there is some overlap, there’s certainly a lot of opportunity for you to expand into Andrew’s footprint, for example. Can you just point to, either from a geography standpoint or a customer standpoint, where you think the biggest opportunities are for ADC to sell its traditional connectivity products into the Andrew customer base?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
Absolutely. We’ve talked about Digivance being a big opportunity, the second thing I would say is that our core connectivity solutions — we’ve been really strong with our core connectivity solutions in the wireline space. We have good market shares there. We believe that we can expand our market share with Andrew’s customers in the wireless space with our core connectivity solutions. That will be certainly one revenue synergy opportunity that we will capitalize on.

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference
Second, from a geography perspective, I would say that we’ve done a decent job in places like India and China, which are going to be very important for us going forward. In fact, in this year’s strategic planning session, those two countries are going to play a very important role for ADC standalone. Andrew has been in those countries much longer, has significant scale in each of those countries. They do roughly about 100 million in revenues each. They have 3000 employees in China. They have a manufacturing facility in India and a significant manufacturing facility in China. And so we believe that taking that scale and that presence, we can expand into those markets quite significantly.

John Anthony - Cowen & Co. — Analyst
Do you have a sense for which is going to be first to — I guess where you would see the benefit first from either the geographical standpoint. Obviously, you’re going to layer on the revenues from the geographical sales first. But how quickly do you think you might be able to actually take your connectivity and sell it into the Andrew customer base?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I think it will be pretty immediate, because it’s not as if we have to modify any of our product to sell into that base. We already do that. It’s just a question of becoming much more relevant in wireless, and therefore having the ability to expand our market share positions for our connectivity solutions in the wireless space. So I think that is going to start happening pretty rapidly.

John Anthony - Cowen & Co. — Analyst
So, once the merger is complete and you’ve integrated Andrew into your operations, the thing that’s going to be kind of intriguing here is you already have the FTTX concentration with AT&T, Deutsche — I’m sorry — Verizon, Deutsche, and now AT&T coming online. It seems like you’re going to be also making this bigger push with the distributed antenna system and some of Andrew’s products into the emerging wireless. Can you talk a little bit about how you see that playing out and how you ultimately expect your revenue growth to really — I guess, what the major drivers of your revenue growth are going to be in, say, 2007, 2008 and 2009?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
If you think about ADC’s business, i.e. some of our core connectivity solutions and the position that we have in FTTX — whether it’s fiber all the way to the home or to the node or core, with AT&T, Verizon, BellSouth, Deutsche Telecom — and also all the potential names that we’ve talked about in the past, France Telecom, Telecom Italia, that are going to look at more and more deep private initiatives, we continue to feel like — in 2005, the deep fiber initiative story was more Verizon based; it’s getting much more diversified in the U.S. and much more global with Deutsche Telecom and the rest of the names. So we continue to feel that that business has significant growth going forward.
In addition, as cellulars are transitioning to more of these deep fiber initiatives, we believe that it creates demand even for our core copper connectivity, as well as our central office fiber connectivity solutions. So [copper] connectivity will be — probably be (indiscernible), because as carriers transition to more fiber, the central office fiber connectivity also has some significant growth ahead of it.
Over a longer period of time — I think that was your question — going to ‘07, ‘08, ‘09, we strongly believe that there are two factors for the combined company. We’ve talked about the third, which is presence in India and China. But two factors that were very important to us as we talk about this acquisition, which we talked about on the call, too, was scale, as well as wireless wireline convergence.
As you — here’s an example for you. If you think about AT&T, BellSouth, Cingular after the deal closes, we will have as a combined company the ability to provide a breadth of products in the wireline infrastructure space. So we’ve already [indicated] we will be one of their big suppliers, as we are in Project Lightspeed, which is very important to you. We provide some core connectivity solutions, which we’ve been doing for a long period of time. That is also a great relationship.
In addition, we have the (indiscernible) wireless portfolio now that we will be providing to Cingular. So we have a broad range of portfolio. We believe that that gives us significant relevance and scale to a customer like AT&T, as against our competition that provides a few pieces of their portfolio. We think that is going to be very important going forward.

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference
So, we believe wireless wireline convergence will [start] with the customer, our ability to provide a broad range of products to a customer, because they will have both wireless and wireline assets in one company. And that’s the direction not only AT&T, but many companies are moving towards going forward. We believe that that’s the first phase of wireless wireline conversions.
We believe that the second phase — and this is yet to be flushed out — but the second phase is more related to true convergence from a network and a technology perspective. So, examples would be in the wireless space, all the backhaul in the wireless is driven by wireline kind of technologies. So there’ll be other examples of where we will take our wireline products and Andrew’s wireless products, create new organic solutions that (indiscernible) growth for us as this convergence on networks and technology happens.
One more example would be in the enterprise space, within building coverage and (indiscernible) solutions, along with 10 gigabit or copper to the desktop. That’s a combination of kind of wireline products, as well as Andrew’s wireless products that can be bundled and combined to get more traction. So there will be many more such examples that (indiscernible) talk about over the next several months after we close the acquisition.

John Anthony - Cowen & Co. — Analyst
Great. One last question before I open it to the floor, and I fully admit I’m going to kind of put you on the spot here. You have talked about a long-term operating margin goal of 14%. And you reiterated that, if I remember correctly, with the combined entity. When do you think you could get to a 12% operating margin? When would be the earliest do you think you could get there?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
We’ve talked about the 14% as two years. I would suspect that in order for me to get to — and the combined company, as I said on the call, is about 7 to 8% ending ‘06, given street estimates. For me to get to 14% in three years, I have to be able to get to 12% in two years. If I can’t get to close to 12% in two years, I don’t know that I will have anyone believe that we could get to 14 in three.

John Anthony - Cowen & Co. — Analyst
Is it the kind of thing that you think the margin trajectory, however — is it going to be linear? Is going to be stair-step? Do you think you’ll see a big part of it after the initial merger synergies have been extracted? And I guess where does that 12% number kind of fit, relative to that?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I think there are a few things that are going to drive that gap between the current ‘06 7 to 8% to the 14%. I’ve talked a little bit about this on the call. But if you think about the preliminary synergy estimates that we’ve given of 80 million, which are largely cost synergies, by itself that drives 2 to 300 basis points in that gap from about 7, 8% to 14%. So almost half of that gap is driven by our ability to get those synergies.
We feel very comfortable with those synergies. It’s based on kind of eight weeks of work. As we get into integration planning we’ll get into more detail of it. We’ve not included revenue synergies in that number. That could close that gap even further. In addition, we do believe that every company has a certain philosophy and a certain cultural aspect to how they manage business. Andrew has its own. We’ve had our own, which has changed over time. In the late 1990s we were very business unit-oriented. Our business units had a lot of autonomy. They had their own manufacturing. They had their own sourcing, supply chain, go-to-market.
On the one hand it may have been good; on the other hand it created a lot of inefficiencies. In today’s environment, where thought leadership is absolutely critical, we believe that a centralized structure of managing a business works much better. We’ve made that transition from the late ‘90s to now. And we’ve gotten a lot of efficiencies having done that.
Andrew’s philosophy has been much more of a business unit autonomy structure. They have five business units. Each of their business unit has their own manufacturing. We will, as a combined company, have a different way of thinking about these things, and therefore we will create more efficiencies.
You also talked in your first question on will we divest certain revenues, product lines, business units? Will that create more margin? Yes. We will certainly look at that very aggressively, and that will also help us close the gap.

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference
In addition, on the ADC side of the (indiscernible), we’ve talked about an aggressive project to move much more to towards low-cost manufacturing. We will — that project (indiscernible) one of the combined company will be combined into one single project. But Andrew also was on track of thinking about those things. And we believe that those ADC standalone margins also can improve. In the past I’ve talked about just on a low-cost manufacturing strategy over the next two to three years we could get an additional 150 basis points in gross margins.
So, all those things combined, we believe, can take us where from where we are today to that 14% margin goal.

John Anthony - Cowen & Co. — Analyst
With that I’ll open it up to the floor. Any questions please? One of the things that I’m mostly curious about, and I’ve been getting a lot of questions in the last 24 hours — given the decline in ADC’s share price — and if I understand correctly, there is no collar on the deal. Is there any thought from the Andrew side about how things are going to proceed here? The stock price seems to be hovering around the — the conversion now originally implied roughly a 30% premium, and now it’s essentially at parity with Andrew’s stock price when the deal was announced. Can you at least comment to us how is Andrew’s management feeling about that? Is this something that is of importance to them since it seems like you, obviously, are the surviving entity here? How does the Board feel about that?

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I think it’s fair to say that this is a strategy that was not drawn in the last 60 days. As I said, we’ve been thinking about it. I think both CEOs, Bob Switz and Ralph Faison, have had this shared vision for some time; us coming from the wireline side, them coming from the wireless side. We’ve talked about all the strategic rationale for the deal, i.e., scale, wireless wireline convergence, emerging market presence.
I think those things, we believe, are completely in place. And we have the conviction that that strategy is very, very sound. And so I think at this stage it’s fair to say that both CEOs, both senior management teams, as well as the Boards, are only thinking about some of the next steps in integration planning and those kinds of things. We are, of course, on our side with global (indiscernible) next week. We have a lot of meetings with the investment community. We are going to go out on a roadshow for the next two, three weeks, as would be customary in any such transaction. And it will be our opportunity to again tell our story very aggressively with more detail. So that’s the focus that we have over the next several weeks and months. Once again, we feel very good about the deal, and we feel that strategic rationale is very sound.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
So, whether I’m (indiscernible) or not it’s probably the same question. As a management team at ADC, with our philosophy of managing the business, I think Andrew has done a pretty good job of managing the (indiscernible) they have. It’s a different philosophy which has business unit autonomy and several other factors on accepting revenues at probably slightly lower margins than we would take it to. So with all those kinds of changes, we believe that we could reach 10% in that kind of timeframe.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I’m not talking about synergies now; for standalone.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
Revenue enhancements as well as cost synergies, in addition to that. That’s only on a stand-alone basis.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
I’m not going to quantify it in a great amount of detail right now, but we will look at that very seriously over the next several months. But let me give you a sense of some of those opportunities. In Digivance, we do about $[50] million a year. I have stated — we have stated that in the past; I’ll state it again. We believe this is a multi $100 million opportunity that this combined company can go after much more aggressively. —

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
As a standalone company, we felt that we had a good product, good technology. But for us to make several — a much bigger size, we either needed a serious second player, or we needed to become much bigger in wireless, which we believe the combined company clearly gets us that opportunity.
So, Digivance is certainly one opportunity, but our core connectivity solution sold into the wireless space is a second opportunity. That’s a little more difficult to quantify for me at this stage. But it can be pretty decent and pretty significant. I’m not suggesting that one like Digivance is multi 100 million; it’s probably sub-100 million. But it can be pretty significant for us.
And then the third one, which is really wireless, wireline convergence, starting first with taking market share. Because customers are coming together. AT&T will have both wireless and wireline in one company. And therefore, our breadth of products as a combined company will get us more relevance, and therefore the ability to take more market share in with that customer. That is part, we believe, in more in the near term. And then as we go on with network conversions as well as technology conversions, we will get more opportunities. The latter we have not tried to quantify as of now.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
India and China, yes.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO

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Final Transcript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference
I was just going to mention that.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
Let me respond to that. I think we’ve said on the call that our synergy estimate for now, which is $80 million, is something that we feel very comfortable with. It’s a preliminary number that we’ve come up with based on eight weeks of work. A lot more work will happen over the next three to four months as we get into integration planning, and a lot more details will be much more clearer to us. And you’ve known ADC in the past. In the last three years we have executed well. We’ve always done what we said — say we will. And we’ve been a company that has focused on costs and strong significant operating leverage in our cost structure. I think that’s our philosophy. We have always been relatively conservative as we go out to the street and give guidance and numbers.
So, with that in mind, we — a lot more work needs to be done over the next three to four months? And I don’t disagree that when we are through with all those details, that has to be communicated much more aggressively. So to your — just [taking your] one point, Andrew (indiscernible) about $900 million worth of materials. ADC buys about $500 million. So that’s in cost of goods sold as the material portion of cost of goods sold.
Our experience with KRONE suggests that as we went to integration planning before the acquisition closed, we did the same kind of exercise. In the first few days after that position closed, we sent out letters to suppliers asking for discounts based on combined purchasing volumes. Our experience there suggest we get 3 to 5 percentage — percent in discounts from that kind of combined purchasing volumes.
That’s clearly year-one synergies for us. I’m not trying to suggest that we will absolutely see the same experience with Andrew, but we believe that that’s not — that’s very much unlike shutting down facilities or rationalizing other G&A functions. It’s much more low-hanging fruit that can be had in the first few days of the acquisition, or months of the acquisition. So we’re clearly focused on those kinds of things. We have had the experience doing it with KRONE, it’s just we’ll do it on a much larger scale now.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
How comfortable are we with AT&T? Everything suggests to us that there’s a reason why AT&T has combined all of these assets. There’s a reason why Verizon Wireless is thinking about buying back — buying the Vodafone stake. You have seen Vodafone, which is a much more global wireless player, buy more fixed lines. I think the trend, clearly, is towards [each] service provider having both wireline and wireless assets. And there’s a reason we believe why that makes sense for them to go in that direction.
And so that strategy, I believe, from a convergence standpoint, from a customer standpoint — not network and technology — clearly in place; now the question becomes how do we replay that? ADC has had a very strong relationship with AT&T. We are very involved in Project Lightspeed. We have sold them services in the BellSouth territories. We’ve sold them core connectivity solutions where we have high market shares, core copper connectivity, core fiber connectivity. So, we have a range of products that have great market share with AT&T. (indiscernible) on the other side, Andrew, was — Cingular is a big customer of Andrew. We believe that the combined company has a significant relationship with Andrew that can be even expanded further with more newer solutions as we think about true wireless wireline convergence. And in the initial stages, just the scale and relevance, and the breadth of products, we believe, gets us more traction at that kind of customer.

John Anthony - Cowen & Co. — Analyst
Goklul, I think, with that we have to conclude. Thank you very much for your time. I greatly appreciate it.

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FinalTranscript
Jun. 02. 2006 / 9:55AM ET, ADCT — ADC at Cowen and Company 34th Annual Technology Conference

Gokul Hemmady - ADC Telecommunications, Inc. — CFO
Thank you, John.

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Safe Harbor for Forward Looking Statements
This press release contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.